UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014

Commission File Number 000-30902

COMPUGEN LTD.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street
Tel-Aviv 6951294, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Compugen Ltd.

Termination and Equity Conversion Agreement with Baize Investments (Israel) Ltd.

On December 29, 2010, Compugen Ltd. (the “Company” or “Compugen”) entered into a Funding Agreement (the “Original Pipeline Funding Agreement”) with Baize Investments (Israel) Ltd. (“Baize”), pursuant to which Baize provided the Company with $5 million in support of the Company’s therapeutic product candidates in research and development.  On December 20, 2011, the Company also entered into a mAb Funding Agreement with Baize, pursuant to which Baize agreed to invest $8 million in connection with certain research funding for certain  mAb product candidates.  This agreement was amended on July 24, 2012 and December 27, 2012 (as amended, the “mAb Funding Agreement”).

On April 21, 2013, the Company and Baize entered into the Amendment to Funding Agreements, pursuant to which the mAb Funding Agreement was terminated and the Original Pipeline Funding Agreement was amended (the “Amended Pipeline Funding Agreement”) as follows.

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Until June 30, 2015, Baize had the right to receive 10% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the “Combined Program Initial Candidates” (“Amended Initial Participation Rights”). The Combined Program Initial Candidates included (i) the five designated product candidates from the Original Pipeline Funding Agreement and (ii) all mAb product candidates to be developed against the eight specified Targets from the mAb Funding Agreement.

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Not later than June 30, 2015 or, if later, 30 days following the receipt by Baize from Compugen of the annual report for 2014 containing a status report with respect to the Combined Program Initial Candidates Baize was required to select five product candidates from the Combined Program Initial Candidates, as “Selected Products.”

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Beginning July 1, 2015 through December 31, 2030, Baize was to have the right to receive 10% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the five Selected Products (the “Amended Final Participation Rights”, together with the Amended Initial Participation Rights, the "Amended Participation Rights").

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Baize had the right at any time until June 30, 2015 to exchange the Amended Participation Rights for a number of the Company’s ordinary shares to be calculated as the quotient of (i) $13,000,000 less 50% of any cash consideration paid to Baize as Amended Participation Rights, divided by (ii) the average closing price of the Company’s ordinary shares during the twenty (20) trading days prior to the Actual Exchange Date (the “Exchange Price”); provided however that the Exchange Price was not to be lower than $3.00 per share, and was not to exceed $12.00 per share.

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The warrant granted to Baize to purchase up to 500,000 of the Company’s ordinary shares under the Original Pipeline Funding Agreement was terminated, and Compugen had issued Baize a new warrant (the “New Warrant”) to purchase up to 500,000 of the Company’s ordinary shares, exercisable at $7.50 per share through June 30, 2015.

A more detailed description of these agreements between the Company and Baize  is included in the Report on Form 6-K (File No. 000-30902) and filed with the U.S. Securities and Exchange Commission on April 22, 2013, which is incorporated herein by reference.

On August 20, 2014, the Company and Baize entered into the Termination and Equity Conversion Agreement (the “New Baize Agreement”) pursuant to which:

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The Amended Pipeline Funding Agreement, including all rights to receive the Amended Participation Rights and all rights to receive information concerning the Combined Program Initial Candidates, has been terminated.

•	The New Warrant has been terminated.

•	The Company has issued to Baize 1,600,000 of its ordinary shares, par value NIS0.01 per share.

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Until December 31, 2015, Baize has the right to receive 5% of the cash consideration received by Compugen or its affiliates from third parties, less certain pass-through amounts, with respect to the Combined Program Initial Candidates.

The foregoing description of the New Baize Agreement does not purport to be complete, and is qualified in its entirety by reference to Exhibit 10.1 attached hereto and incorporated herein by reference.

A Press Release, dated as of August 21, 2014, attached as Exhibit 99. 1 hereto.

The information contained in this Report on Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-185910.

Exhibits

Exhibit Number 10.1 99.1	Description of Exhibit Termination and Equity Conversion Agreement, dated August 20, 2014, by and between Compugen Ltd. and Baize Investments (Israel) Ltd.. Press Release dated August 21, 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: August 21, 2014	By:	/s/ Tami Fishman Jutkowitz
Tami Fishman Jutkowitz
General Counsel